Exhibit A

Press Release
Q4 and Year-End 2010 Earnings Release Date – Jan. 05, 2011

CERAGON NETWORKS’ FOURTH QUARTER AND YEAR-END 2010 FINANCIAL RESULTS SCHEDULED FOR RELEASE ON JANUARY 31, 2011

    Paramus, New Jersey, January 5, 2011 - Ceragon Networks Ltd. (NASDAQ: CRNT), the provider of high-capacity, LTE/4G-ready wireless backhaul networks, provides today details of the conference call for the fourth quarter and year-end 2010 financial results. The Company plans to issue a press release announcing its results during pre-market hours on Monday, January 31, 2011.

    A conference call will follow, beginning at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling (888) 428-4479, or international (651) 291-0900at 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

    Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0 selecting the webcast link, and following the registration instructions.

    If you are unable to join us live, the replay numbers are: USA (800) 475-6701 or International (320) 365-3844, Access Code: 187498.

    A replay of both the call and the webcast will be available through March 7, 2011.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is a leading provider of high capacity LTE/4G-ready wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 200 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir®, the FibeAir® design mark and Native2® are registered trademarks., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and CeraBuild™ are trademarks of Ceragon Networks Ltd.

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. 201-853-0228 yoelk@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.